

September 15, 2014

Via E-mail
Ms. Debra A. Hess
Chief Financial Officer
NorthStar Realty Finance Corp.
399 Park Avenue, 18th Floor
New York, New York 10022

> **Re: NorthStar Realty Finance Corp.
> Form 10-K for fiscal year ended December 31, 2013
> Filed on February 28, 2014
> File No. 001-32330**

Dear Ms. Hess:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 79

Non-GAAP Financial Measures, page 107

1.   We note your disclosure that Cash Available for Distribution (CAD) is calculated by adjusting net income (loss) for a variety of non-cash items. Please tell us if the adjustments for transaction costs are cash items and explain why they, as well as any other cash items, are included as adjustments in the calculation.

2.   Please explain your adjustment related to N-Star CDO bond discounts in greater detail. In your response, tell us how the accounting for CDO bond discounts differs between GAAP and CAD. In addition, explain to us how this adjustment is necessary in order to provide investors with a useful measure of your operating performance. Please enhance your disclosure in future filings as necessary to include this information.

3.   Please explain your "other" adjustments related to N-Star CDO Equity Interests in greater detail. In your response explain to us why these adjustments are necessary in order to provide investors with a useful measure of your operating performance. Please enhance your disclosure in future filings as necessary to include this information.

Notes to Consolidated Financial Statements, page 123

Note 3. Variable interest entities, page 132

4.   Please tell us why fees paid to a third-party collateral manager to whom collateral management rights were delegated resulted in the conclusion that the manager was acting as a principal and thus, you are no longer the primary beneficiary of such CDOs. Also, regarding N-Star CDO VII and N-Star CDO V, please explain why an event of default resulted in the ability of a single party to remove you as collateral manager and thus, you are no longer the primary beneficiary of that CDO. In addition, please tell us if the event of default is a short-term or long-term condition.

Note 6. Investments in private equity funds, page 143 and Note 7. Investments in and advances to unconsolidated ventures, page 145

5.   Please provide us with your significance test to determine whether any audited financial statements are required in accordance with Rule 3-09 of Regulation S-X.

Note 18, Segment reporting, page 172

6.   Please clarify to us, and state clearly in future filings, how many segments exist and ensure the number of segments coincide with the tables that present segment reporting. In your response explain to us whether the N-Star CDOs are considered a separate segment or a component of another segment. To the extent the N-Star CDOs are considered a component of another segment, please explain your basis for providing separate presentation of these items.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Peter McPhun, Staff Accountant, at 202-551-3581 or the undersigned at 202-551-3438 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Senior Staff Accountant